[Letterhead of Skadden, Arps, Slate, Meagher & Flom LLP]

March 27, 2017

VIA EDGAR

Dominic Minore

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	TCP Capital Corp. Preliminary Proxy Statement Filed on March 10, 2017 (the “Proxy Statement”)

Dear Mr. Minore:

We are in receipt of oral comments provided by you on March 20, 2017 regarding the Proxy Statement.

The Company has considered the comments and has authorized us to make on its behalf the responses discussed below. For ease of reference, we have included your comments below followed by our responses.

Comment 1:  The disclosure on page 3 of the Proxy Statement in the second paragraph under the heading “Quroum Required” appears to seek discretionary authority to adjourn the meeting for the purpose of soliciting additional proxies. Please note that the staff of the Securities and Exchange Commission does not view such adjournment as a matter that is covered by the discretionary authority given to the proxy holder pursuant to Rule 14a-4 under the Securities Exchange Act of 1934, as amended. If you wish to obtain authority to adjourn the meeting to solicit additional proxies, please revise your proxy card and disclosure accordingly.

Response 1:  The Company has revised the relevant disclosure to conform to the Company’s bylaws. The Company notes that pursuant to its bylaws, if a quorum is not present or represented at a stockholder meeting, the stockholders entitled to vote thereat, present in person or represented by proxy, have the power to adjourn the meeting from time to time, in the manner provided in the bylaws, until a quorum will be present or represented.  Such authority is separate and distinct from the discretionary authority provided pursuant to the proxy.

Comment 2:  For Proposal I, please confirm in your response letter that that all the required disclosure pursuant to Section 22(b)(11) of Schedule 14A is included in the Proxy Statement.

Response 2:  The Company confirms that all of the disclosures required by Item 22(b)(11) of Schedule 14A are included in the Proxy Statement.

If you have any questions or comments or require any additional information in connection with the above, please telephone me at (416) 777-4727 or Michael K. Hoffman at (212) 735-3406.

Sincerely,

/s/ Steven Grigoriou
Steven Grigoriou, Esq.
cc:	Richard T. Prins, Esq.
Michael K. Hoffman, Esq.